Post-Effective Amendment No. 26 to
                                                            SEC File No. 70-8593

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                  APPLICATION
                                     UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")
                               GPU, Inc. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960
                     (Name of company filing this statement
                        and address of principal office)
                                   GPU, INC.
                    (Names of top registered holding company
                            parent of the applicant)

T. G. Howson,                               Douglas E.  Davidson, Esq.
Vice President and Treasurer                Thelen Reid & Priest LLP
M. J. Connolly,                             40 West 57th Street
Vice President - Legal                      New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960

                                W. Edwin Ogden, Esq.
                                Ryan, Russell, Ogden & Seltzer LLP
                                1100 Berkshire Boulevard
                                P.O. Box 6219
                                Reading, Pennsylvania 19601-0219
                                (Names and addresses of agents for service)





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         GPU hereby  post-effectively  amends its post-effective  amendment No.
25 to application on Form U-1, docketed on SEC File No. 70-8593, as heretofore amended, as follows:

         A. By order dated July 6, 1995 (HCAR No. 26326) (the "1995 Order"), GPU, a Pennsylvania corporation, was authorized to acquire and hold the interests or securities of one or more foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (each, an "Exempt Entity"), as defined in Sections 32 and 33 of the Act. The 1995 Order also authorized GPU, directly or indirectly, to acquire from time to time and own interests in subsidiaries ("Project Parents") that are not Exempt Entities but are engaged, directly or indirectly, and exclusively, in the business of owning and holding the interests and securities of one or more Exempt Entities and related project development activities.

         B. The 1995 Order also authorized GPU to make investments in Project Parents from time to time through December 31, 1997 in an aggregate amount of up to $200 million. Investments could take the form of: (i) cash capital contributions or open account advances; (ii) loans evidenced by promissory notes; (iii) guarantees by GPU of the principal of, or interest on, any promissory notes or other evidences of indebtedness or obligations of any Project Parent, or of GPU's undertaking to contribute equity to a Project Parent; (iv) assumption of liabilities of a Project Parent; and (v) reimbursement agreements with banks entered into to support letters of credit delivered as security for GPU's equity contribution obligation to a Project Parent or otherwise in connection with a Project Parent's development activities.

         C. The 1995 Order also authorized GPU to make investments in Exempt Entities from time to time, through December 31, 1997, in an aggregate amount which, together with the amount invested in Project Parents would not exceed $200 million outstanding at any one time (the "Investment Cap"). Such investments could take the form of (i) guarantees of indebtedness, or other obligations of one or more Exempt Entities; (ii) assumptions of liabilities of one or more Exempt Entities; and (iii) guarantees and letter of credit reimbursement agreements in support of equity contribution obligations or otherwise in connection with project development activities for one or more Exempt Entities.

         D. The 1995 Order also authorized each Project Parent to issue equity and debt securities in an aggregate principal amount of not more than $500 million, to persons other than GPU, including banks, insurance companies and other financial institutions, exclusively for the purpose of financing or refinancing investments in project development activities for Exempt Entities. The Commission authorized the issuance of such securities in one or more transactions from time to time through the earlier to occur of: (i) December 31, 1997, and (ii) the effective date of any rule or regulation under the Act exempting such transactions from prior Commission authorization.


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         E. By order dated  January 19, 1996 (HCAR No. 26457) (the "January 1996
Order"), the Commission authorized an increase in the Investment Cap, which would include all forms of equity or participation interests, to 50% of GPU's consolidated retained earnings at the time any investment in a Project Parent or Exempt Entity is made. The January 1996 Order also noted that under then-new Rules 45(b)(4) and 52 under the Act, open account advances without interest would no longer be subject to the limit of the Investment Cap, nor would cash capital contributions to Project Parents to the extent they are made in connection with the acquisition of a new subsidiary. This authorization has no expiration date.

         F. The January 1996 Order also authorized certain GPU subsidiaries to provide goods and services to certain associate entities at fair market prices. By Order dated March 6, 1996 (HCAR No. 26484) (the "March 1996 Order"), the Commission expanded the class of GPU subsidiaries that could provide such goods and services at such fair market prices. These authorizations have no expiration date.

         G. By order dated November 5, 1997 (the "November 1997 Order"),(1) the Commission authorized an increase in the Investment Cap, which would include all forms of equity and participation interests, to 100% of GPU's "consolidated retained earnings", as defined in Rule 53(a) under the Act, at the time any investment in a Project Parent or Exempt Entity is made. This authorization has no expiration date.

         H. By Order dated December 22, 1997 (HCAR No. 26800) (the "December 1997 Order"), the Commission extended, through December 31, 2000, the authorization granted to GPU in the 1995 Order discussed above in paragraph B (except with respect to the authorization of open account advances and cash capital contributions, which, as discussed above in paragraph E, no longer require prior Commission authorization).

         I. The December 1997 Order also extended, through December 31, 2000, the authorization granted in the 1995 Order discussed above in paragraph C, although, as authorized by the November 1997 Order, GPU's "aggregate investment" (as defined in Rule 53(a)) in Project Parents and Exempt Entities is now subject to the revised Investment Cap described in paragraph G.

-------------------
1        After the November 1997 Order,  the Commission  separately  issued a memorandum opinion in connection with the November 1997 Order. HCAR No. 26779 (Nov. 17, 1997).

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         J.  Applicant  now  proposes  to  extend  through  June  30,  2003  its authorization to make investments in Project Parents and Exempt Entities.(2) In all other respects, the transactions as heretofore authorized by the Commission in this docket would remain unchanged.

         K.                Rule 54 Analysis.

                  (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). As discussed above, in the November 1997 Order the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 1997 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

                           (i) GPU  maintains  books  and  records  to  identify
                  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                                    (A) For each United  States EWG in which GPU
directly or indirectly holds an interest:

                                            (1) the books and records for such
                                                EWG will be kept in  conformity
                                                with United States generally
                                                accepted accounting principles
                                                ("GAAP");

                                            (2) the financial statements will be
                                                prepared in accordance with
                                                GAAP; and

                                            (3) GPU  directly  or  through  its
                                                subsidiaries   undertakes   to
                                                provide  the Commission  access
                                                to such books and records and
                                                financial  statements as the
                                                Commission may request.

-------------------
2 The December 1997 Order also authorized Project Parents, through December 31, 2000, to guarantee or assume liabilities of the securities issued by, or other obligations of, their direct or indirect subsidiaries in an aggregate amount outstanding at any one time not to exceed $1 billion. No Project Parent is, nor will any Project Parent be, a holding company, a public-utility company, an investment company, or a fiscal or financing agency of a holding company, a public-utility company or an investment company. Securities issued by these subsidiaries will be solely for the purpose of financing the existing business of the subsidiary company and the interest rates and maturity dates of any debt security issued to an associate company will be designed to parallel the effective cost of capital of that associate company. All guarantees would be financial and not performance in nature. Issuance of these guarantees is now exempt pursuant to Rules 45(b)(7) and 52(b) under the Act.

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                                    (B) For each FUCO or foreign  EWG which is
a majority owned subsidiary of GPU:

                                            (1) the books and records for such
                                                subsidiary will be kept in
                                                accordance with GAAP;

                                            (2) the financial  statements for
                                                such  subsidiary will be
                                                prepared in accordance with
                                                GAAP; and

                                            (3) GPU  directly  or  through  its
                                                subsidiaries   undertakes  to
                                                provide  the Commission  access
                                                to such books and records
                                                and financial statements,  or
                                                copies thereof in English, as
                                                the Commission may request.

                                    (C) For each  FUCO or  foreign  EWG in which
GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                                            (1) such entity to maintain books
                                                and records in accordance with
                                                GAAP;

                                            (2) the financial  statements of
                                                such entity to be prepared in
                                                accordance  with GAAP; and

                                            (3) access by the Commission to such
                                                books and records and  financial
                                                statements (or  copies  thereof)
                                                in  English  as  the Commission
                                                may  request  and, in any event,
                                                GPU will provide the  Commission
                                                on request copies  of  such
                                                materials   as  are  made
                                                available  to GPU and its
                                                subsidiaries.  If and to the
                                                extent that such entity's
                                                books, records  or  financial
                                                statements  are  not maintained
                                                in  accordance  with  GAAP,  GPU
                                                will,   upon  request  of  the
                                                Commission, describe and
                                                quantify each material
                                                variation  therefrom  as and
                                                to the  extent required by
                                                subparagraphs  (a) (2) (iii) (A)
                                                and (a)(2) (iii) (B) of Rule 53.

                           (ii) No more than 2% of GPU's domestic public utility
                  subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                           (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of

                  GPU's electric utility subsidiaries.(3) In addition, GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                           (iv) None of the  provisions of paragraph (b) of Rule
                  53 render paragraph (a) of that Rule unavailable for the proposed transactions.

                                    (A)  Neither GPU nor any  subsidiary  of GPU
                  having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                                    (B)  GPU's  average  consolidated   retained
                  earnings for the four most recent quarterly periods (approximately $2.44 billion) represented a decrease of approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295 million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

                                    (C) GPU did not incur operating  losses from
                  direct or indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

         As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 1997 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

         Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with

-------------------
3 One of GPU's operating subsidiaries, the Pennsylvania Electric Company ("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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the effect of the  capitalization  and  earnings  of GPU's  subsidiary  EWGs and
FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

         The November 1997 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 1997 Order, GPU's consolidated capitalization consisted of 42.5% common equity and 50.8% debt. As stated in the application that formed the basis for the November 1997 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 33.5% common equity and 60.7% debt.

         At June 30, 2000, GPU's common equity and debt represented 31.4% and 64.6%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 1997 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(4)

         GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

         Accordingly,   since  the  date  of  the  November   1997  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

         Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

         L. The estimated fees, commissions and expenses GPU expects to incur in connection with the proposed transactions are as follows:




-------------------
4 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

Legal Fees

         Thelen Reid & Priest LLP                                      $5,000
         Ryan, Russell, Ogden & Seltzer LLP                               500
Miscellaneous                                                             500
                                                                       ------
                                                                       $6,000


         M. GPU believes that Sections 6(a), 7, 9(a), 10, 12, 32, and 33 of the Act and Rules 43, 45, 53 and 54 thereunder are applicable to the proposed transactions.

         N. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

         O. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than December 1, 2000. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

         P. The following exhibits and financial statements are filed in Item 6.

                  (a) Exhibits:


                        F-1   -   Opinion of Thelen Reid & Priest LLP.
                        F-2   -   Opinion of Ryan, Russell, Ogden & Seltzer LLP.


         Q.       Information as to Environmental Effects.

         (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

         (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to Paragraph O hereof regarding regulatory approvals with respect to the proposed transactions.

                                    SIGNATURE

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                                  GPU, INC.



                                                  By:      /s/ T. G. Howson
                                                     ----------------------
                                                   T. G. Howson,
                                                   Vice President and Treasurer

Date: December 26, 2000































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